SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)

                 Under the Securities Exchange Act of 1934

                         Mego Mortgage Corporation
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                             (Name of Issuer)


                  Common Stock, par value $.01 per share
 -------------------------------------------------------------------------
                      (Title of Class of Securities)


                                 585165103
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                              (CUSIP Number)


                             Timothy G. Ewing
                           Value Partners, Ltd.
                           c/o Ewing & Partners
                                 Suite 808
                             4514 Cole Avenue
                           Dallas, Texas  75205
                              (214) 522-2100
 -------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             October 17, 1998
 -------------------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check
the following box [   ].
CUSIP NO. 585165103            SCHEDULE 13D


(1)  Name of Reporting Person                       Value Partners, Ltd.
     S.S. or I.R.S. Identification                  75-2291866
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a                 (a)
     Member of a Group (See instructions)           (b)

(3)  SEC Use Only

(4)  Source of Funds (See instructions)             00*

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           Texas

Number of Shares         (7)  Sole Voting Power     14,666,740**
Beneficially Owned
by Each Reporting        (8)  Shared Voting         -0-
Person with:                    Power

                         (9)  Sole Dispositive      14,666,740**
                                Power

                         (10) Shared Dispositive    -0-
                                Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                 14,666,740**

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by                32.4%
     Amount in Row (11)

(14) Type of Reporting Person (See                  PN
     Instructions)
CUSIP NO. 585165103            SCHEDULE 13D


(1)  Name of Reporting Person                       Ewing & Partners
     S.S. or I.R.S. Identification                  75-2741747
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a                 (a)
     Member of a Group (See instructions)           (b)

(3)  SEC Use Only

(4)  Source of Funds (See instructions)             00

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           Texas

Number of Shares         (7)  Sole Voting Power     -0-
Beneficially Owned
by Each Reporting        (8)  Shared Voting         -0-**
Person with:                    Power

                         (9)  Sole Dispositive      -0-
                                Power

                         (10) Shared Dispositive    -0-**
                                Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                 -0-**

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by                -0-%**
     Amount in Row (11)

(14) Type of Reporting Person (See                  PN
     Instructions)


CUSIP NO. 585165103            SCHEDULE 13D


(1)  Name of Reporting Person                       Timothy G. Ewing
     S.S. or I.R.S. Identification                  ###-##-####
     No. of Above Person (Not Required To
     Be Reported)

(2)  Check the Appropriate Box if a                 (a)
     Member of a Group (See instructions)           (b)

(3)  SEC Use Only

(4)  Source of Funds (See instructions)             PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization           United States of
                                                    America

Number of Shares         (7)  Sole Voting Power     9,200
Beneficially Owned
by Each Reporting        (8)  Shared Voting         -0-**
Person with:                    Power

                         (9)  Sole Dispositive      9,200
                                Power

                         (10) Shared Dispositive    -0-**
                                Power

(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                 9,200**

(12) Check if the Aggregate Amount in
     Row (11) Excludes Certain Shares
     (See instructions)

(13) Percent of Class Represented by                0%**
     Amount in Row (11)

(14) Type of Reporting Person (See                  IN
     Instructions)

CUSIP NO. 585165103            SCHEDULE 13D


ITEM 1.   SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Mego Mortgage Corporation, a Delaware corporation ("Mego" or the "Issuer"), whose principal executive offices are located at 1000 Parkwood Circle, Suite 500, Atlanta, Georgia 30339.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)-(c) This Schedule 13D is filed by Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership (formerly known as Fisher Ewing Partners) ("Ewing & Partners"), and Timothy G. Ewing ("Ewing"). Ewing & Partners is the general partner of Value Partners. Ewing and Ewing Asset Management, Inc., a Texas limited liability company ("EAM"), are the general partners of Ewing & Partners, and Ewing is the managing general partner of Ewing & Partners. EAM is controlled by Ewing. The principal place of business for Value Partners, Ewing & Partners, EAM and Ewing is Suite 808, 4514 Cole Avenue, Dallas, Texas 75205.

     The present principal occupation or employment of Ewing is managing general partner of Ewing & Partners. The principal business of EAM is acting as a general partner of Ewing & Partners. The principal business of Ewing & Partners is the management of Value Partners. The principal business of Value Partners is the investment in and trading of capital stocks, warrants, bonds, notes, debentures and other securities.

     (d) None of Value Partners, Ewing & Partners, EAM or Ewing, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of Value Partners, Ewing & Partners, EAM or Ewing has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Ewing is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with an exchange offer (the "Exchange Offer") by the Company pursuant to which the Company offered to exchange shares of its Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock"), or new 12-1/2% Subordinated Notes Due 2001 (the "New Notes") of the Company or a combination thereof for any and all outstanding 12-1/2% Senior Subordinated Notes Due 2001 (the "Original Notes") of the Company, Value Partners exchanged all $26,000,000 of its Original Notes for $4,000,000 in New Notes and 22,000 shares of Preferred Stock. The Exchange Offer was consummated on June 18, 1998 (the "Issuance Date"). Each share of Preferred Stock is convertible into 666.67 shares of Common Stock. The shares of Preferred Stock held by Value Partners may be converted beginning 180 days after the Issuance Date, which is December 15, 1998 (the "Conversion Date"). Thus, pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended, on October 17, 1998, which is within 60 days of the Conversion Date, Value Partners acquired beneficial ownership of the shares of Common Stock that may be acquired upon conversion of its shares of Preferred Stock. As a result, Value Partners beneficially owns 14,666,740 shares of Common Stock, which is calculated by multiplying 22,000 shares of Preferred Stock by 666.67 (the conversion rate of the Preferred Stock). In addition, the shares of Preferred Stock held by Value Partners are mandatorily convertible into shares of Common Stock at the above conversion rate on the second anniversary of the Issuance Date.

     Ewing purchased in the aggregate 9,200 shares of Common Stock in a series of transactions in the open market on such dates, in such amounts, and at such prices as listed on Schedule I to this Schedule 13D. The source of funds for these purchases was the personal funds of Ewing.

ITEM 4.   PURPOSE OF TRANSACTION

     Value Partners has acquired the shares of Preferred Stock (and, beneficially, the shares of Common Stock) and the New Notes solely for investment purposes. As of the date hereof, Value Partners does not intend to convert its shares of Preferred Stock into shares of Common Stock (subject to the mandatory conversion feature of the Preferred Stock). Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Preferred Stock or Common Stock or New Notes in the open market, in private transactions, or otherwise, or may convert its shares of Preferred Stock into shares of Common Stock, or may dispose of all or a portion of such shares of Preferred Stock or Common Stock or New Notes owned by it.

     Ewing has acquired the shares of Common Stock solely for investment purposes. Depending on his evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as he may deem material, Ewing may seek to acquire additional shares of Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of such shares of Common Stock owned by him.

     Except as set forth above, none of Value Partners, Ewing & Partners, EAM or Ewing has any plans or proposals of the type referred to in clauses
(a) through (j) of Item 4 of the instructions to Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, Value Partners owns 22,000 shares of Preferred Stock. Each such share of Preferred Stock may be converted into
666.67 shares of Common Stock. Consequently, if all such shares of Preferred Stock are converted, Value Partners will own 14,666,740 shares of Common Stock.

     According to Mego's Form 10-Q/A filed with the Securities and Exchange Commission on August 27, 1998 (the "Form 10-Q/A"), there were outstanding 30,566,667 shares of Common Stock as of August 25, 1998. Thus, Value Partners beneficially owns 32.4% of such outstanding shares of Common Stock, which such percentage was calculated by dividing (i) 14,666,740 shares of Common Stock, which is the number of shares of Common Stock beneficially owned by Value Partners as of the date hereof, by (ii) 45,233,407 shares of Common Stock, which equals the sum of (x) 30,566,667 shares of Common Stock outstanding as reported in the Form 10-Q/A and (y) 14,666,740 shares of Common Stock, which may be acquired upon conversion of all of Value Partner's shares of Preferred Stock and which are reported as beneficially owned as of the date hereof.

     As of the date hereof, Ewing owns 9,200 shares of Common Stock. Thus, Ewing owns .03% of the outstanding shares of Common Stock as reported in the Form 10-Q/A, which such percentage was calculated by dividing (i) 9,200 shares of Common Stock by (ii) 30,566,667 shares of Common Stock outstanding as reported in the Form 10-Q/A.

     Thus, Value Partners, Ewing & Partners and Ewing (the "Reporting Persons") beneficially own shares of Common Stock as follows:


                            Shares of                    % of Common
     Name                  Common Stock               Stock Outstanding
     ----                  ------------               -----------------

Value Partners              14,666,740                      32.4%
Ewing & Partners               -0-                           -0-
Ewing                         9,200                          .03%

     Ewing & Partners and Ewing are deemed to have beneficial ownership of the shares of Common Stock beneficially owned by Value Partners.

     (b) Value Partners has the sole power to vote and dispose of the 22,000 shares of Preferred Stock (and the shares of Common Stock underlying such shares of Preferred Stock) beneficially owned by it. Value Partners does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the Preferred Stock (and the Common Stock underlying such Preferred Stock) beneficially owned by it. However, Ewing & Partners, as general partner of Value Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or direct the vote of, and the shared power with Value Partners to dispose or direct the disposition of, the 22,000 shares of Preferred Stock (and the shares of Common Stock underlying such shares of Preferred Stock) beneficially owned by Value Partners. Ewing, as managing general partner of Ewing & Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the shared power with Value Partners to vote or to direct the vote of, and the shared power to dispose or to direct the disposition of, the 22,000 shares of Preferred Stock (and the shares of Common Stock underlying such shares of Preferred Stock) beneficially owned by Value Partners.

     The filing of this statement on Schedule 13D shall not be construed as an admission that Ewing or Ewing & Partners is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the 22,000 shares of Preferred Stock or 14,666,740 shares of Common Stock beneficially owned by Value Partners. Pursuant to Rule 13d-4, Ewing and Ewing & Partners disclaim all such beneficial ownership.

     Ewing has the sole power to vote and dispose of the 9,100 shares of Common Stock beneficially owned by him. Ewing does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, the 9,200 shares of Common Stock owned by him.

     (c) No other transactions in Preferred Stock or Common Stock were effected by any of the Reporting Persons during the 60 days prior to October 17, 1998 or the date hereof.

     (d) Ewing and Ewing & Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Preferred Stock and Common Stock beneficially owned by Value Partners.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Value Partners, Ewing & Partners and Ewing have no contracts, arrangements, understandings or relationships (legal or otherwise) between themselves and any person with respect to any securities of the Issuer other than those described below:

     (a) Joint Filing Agreement, dated as of the date hereof, between Value Partners, Ewing & Partners, and Ewing, which was entered into to enable more than one person to report on this Schedule 13D.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

     The following are filed as exhibits to this Statement on Schedule 13D:

     Exhibit 1      Joint Filing Agreement, dated as of October 23, 1998.


      [THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK]

                        SCHEDULE I TO SCHEDULE 13D

Trade Date       # Of Shares       Per Share Price        Total Amount
----------       -----------       ---------------        ------------

  9/2/98            2,500              $1.30               $3,250.00
  9/3/98            1,600              $1.13               $1,880.00
  9/3/98            2,500              $1.30               $3,250.00
  9/3/98            2,600              $1.22               $3,055.00
                    -----                                 ----------
  TOTAL             9,200                                 $11,435.00
                    =====                                 ==========

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:    October 23, 1998


                              VALUE PARTNERS, LTD.

                                   By:  EWING & PARTNERS
                                             as General Partner

                                        By:  /S/TIMOTHY G. EWING
                                             -------------------------
                                             Timothy G. Ewing
                                             as Managing Partner


                              EWING & PARTNERS

                                   By:  /S/TIMOTHY G. EWING
                                        -------------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                              /S/TIMOTHY G. EWING
                              -----------------------------
                              Timothy G. Ewing


                               EXHIBIT INDEX

                                                               Page No.
                                                               --------

Exhibit 1    Joint Filing Agreement, dated as of
             October 23, 1998.